Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Humana Inc.

(Commission File No.: 001-05975)

The following slides were presented at the Aetna all-employee meeting:

© Aetna Inc. 2015 All rights reserved. July 7, 2015 Aetna Town Hall

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 Important Information For Investors And Shareholders 2 This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitati on of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file rel evant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S - 4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus wil l be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Ae tna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna will be av ailable free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860 - 273 - 820 4. Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana .co m or by contacting Humana’s Investor Relations Department at 502 - 580 - 3644. Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants i n t he solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set fo rth in its Annual Report on Form 10 - K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8 - K, which was fil ed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2 015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8 - K, which were filed with the SE C on May 19, 2015 and May 26, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be fil ed with the SEC when they become available.

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 Cautionary Statement 3 This presentation contains forward - looking statements within the meaning of Section 27A of the Securities Act of 1933, as amende d, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward - looking statements by the use of forward - looking terminolo gy such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “ pro ject,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward - looking statements are only predictions a nd involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control. Statements in this presentation regarding Aetna that are forward - looking, including Aetna’s projections as to the anticipated be nefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s businesses, the im pact of the transaction on Aetna’s revenues, the synergies from the pending transaction, and the closing date for the pending transaction, are based on manageme nt’ s estimates, assumptions and projections, are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, project ed financial information for the combined businesses of Aetna and Humana Inc. is based on management’s estimates, assumptions and has not been prepared in conformance wit h the applicable accounting requirements of Regulation S - X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected there in. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, inc luding, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; t he risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipat ed; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s busin ess es; the diversion of management time on acquisition - related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower - premium products or membership - adverse selection; medical cost increases resulting from unfavorable changes in contracting or re - contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and m ay have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform's rei nsu rance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, ass ess ments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/ or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pre ssu res; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will co nti nue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios. Key components of the legislation wi ll continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform . Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment an d t he implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in th e f orm of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for variou s a spects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care re for m and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measure s t hat would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or ref lec t reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre - emption of state laws (increasing Aetna’s potential li tigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemp loy ment); reputational or financial issues arising from

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 Cautionary Statement (Cont’d) 4 Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to divers ify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business mod el, develop new products and optimize Aetna’s business platforms; the success of Aetna’s Healthagen® (including Accountable Care Solutions and health info rma tion technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession an d k ey talent retention, recruitment and development failure to achieve and/or delays in achieving desired rate increases and/or profitable membership gr owth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic a rea s where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; th e outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, gua ran ty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out - of - network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to suc ces sfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors , including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ s tar rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating per formance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborativ e r isk - sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrat e t hat Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships wit h t hird - party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation pr ocess, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns a nd changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government's debt ce ili ng or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the ri sk factors contained in Aetna’s 2014 Annual Report on Form 10 - K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC ”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10 - Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. No assurances can be given that any of the events anticipated by the forward - looking statements will transpire or occur, or if a ny of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Hum ana assumes any duty to update or revise forward - looking statements, whether as a result of new information, future events or otherwise, as of any futur e date.

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 5 Revenue ($B) Note: 2015 Projected Revenue: see notes at end of presentation for additional disclosures on financial metrics. Source: Bloomberg and company projections The managed care industry continues to be highly competitive with even smaller operators acting as viable competitors in the mar kets in which they operate AET + HUM + : Creating a New Healthcare Leader Comp D + E Comp A Comp B AET HUM Comp C Comp D Comp E Comp F Comp G

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 Compelling Strategic Combination x Improved membership positioning x Further diversifies portfolio by increasing government exposure x Enhances consumer capabilities x Enhances provider engagement efforts x Compelling synergy potential x Expands capital and balance sheet strength 6 +

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 Diversified Revenue Base 7 Source: Aetna and Humana internal projections. Note: See notes at end of presentation for additional disclosures on financi al metrics. 2015E Revenue: $61 billion 2015E Revenue: $54 billion 2015E Combined Revenue: $115 billion +

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 Enhanced Geographic Profile 8 Membership figures as of March 31, 2015

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 9 Our combined provider capabilities enhance the ability to manage care and relationships with providers Aetna + Humana Provider Capabilities Note: Illustrative capabilities shown, not all inclusive. Humana capabilities shown are organized under the Transcend and Tr ans cend Insights brands +

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 Aetna + Humana Consumer Capabilities 10 + The combined platform enhances the ability to offer consumers clinical engagement and consumer experience capabilities Note: Illustrative capabilities shown above, not all inclusive.

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 To the many individuals who have been working on this acquisition: Thank you. 11

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 12 +

14 This is the basis of our Integrated Care Delivery system, with the consumer at the center Consumer Consumer experience Provider partners Clinical engagement

Superior clinical operating performance

- Based on five Points of Influence . . .













Key Capabilities

Wellness & Prevention

3.8 million HumanaVitality members

Primary Care

Value-based relationships with primary care doctors

- **2,700** affiliated/joint venture
- **10,600** contracted

Extended care capabilities

- **19,600** dedicated doctors and nurses

Pharmacy

Fifth-largest Pharmacy Benefits Manager

- Approx. **300 million** prescriptions processed
- Approx. **30 million** prescriptions dispensed

Home Health

379,900 members in chronic care program

Informatics

4.1 million gaps in care closed through messaging

1.6 million high risk members identified through predictive models

Data as of Q3 2014 or FY 2013

Humana

15

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 Speak up Questions? or Want to stand out from hundreds of questions? • Include a topic in your subject line • Keep your question brief and clear Communications@aetna.com Email

Aetna Inc. July 7, 2015 0 188 228 255 192 0 255 255 255 1. Projected operating revenue for Aetna excludes net realized capital gains or losses and other items, if any, from total revenue. Aetna is not able to project the amount of future net realized capital gains or losses or any such other items and therefore cannot reconcile projected op era ting revenue to projected total revenue in any period . Notes 17